SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

August 11, 2016

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

2016 Half-Year Group Financial Report

Interim consolidated financial statements for the six months ended June 30, 2016

Key Financials

Key Financials	2016	2015			2016	2015
(in EUR million)	H1	H1	+/-		Q2	Q2	+/-
Revenues	55.5	80.7	-31%		34.1	40.4	-16%
Gross profit	10.0	12.4	-19%		6.9	3.6	92%
Gross margin	18%	15%	3	pp	20%	9%	11	pp
Earnings before interest, tax, depreciation and amortization (EBITDA)	-20.0	-21.8	8%		-8.2	-15.3	46%
Operating result (EBIT)	-25.9	-26.7	3%		-11.2	-17.9	38%
EBIT margin	-47%	-33%	-14	pp	-33%	-44%	11	pp
Net result	-26.6	-27.6	4%		-11.1	-18.1	39%
Net result margin	-48%	-34%	-14	pp	-33%	-45%	12	pp
Net result per share - basic (EUR)	-0.23	-0.25	8%		-0.09	-0.17	47%
Net result per share - diluted (EUR)	-0.23	-0.25	8%		-0.09	-0.17	47%
Free cash flow*	-41.0	-12.3	-233%		-20.7	-0.1	n.m
Total order intake	95.5	101.4	-6%		51.1	52.5	-3%
Equipment order backlog (end of period)	86.2	91.2	-5%		86.2	91.2	-5%

* Operating CF + Investing CF + Changes in Cash Deposits adjusted for acquisition effects (upfront payments and loan)

Management confirms 2016 outlook / EBITDA expectation for 2017 under review

AIXTRON Supervisory and Executive Boards recommend to accept the offer of Grand Chip Investment

Despite the fact that the first half 2016 revenues were 31% weaker compared to the first six months of 2015, the development of revenues and earnings in the first half 2016 was in line with Management expectations and the significant revenue growth expectation for the remainder of 2016 is supported by the quarterly sequential development in total order intake and backlog. Consequently, Management reiterates the full year 2016 revenue guidance given in February 2016. Before transaction related impacts, 2016 results and free cash flow are expected to improve slightly compared to 2015 but to remain negative. Due to uncertainties in terms of investment requirements for certain product groups, potential restructuring costs or consequences from the transaction, Management will review EBITDA development for 2017. Please see chapter 7. “Outlook” of this report for more details on AIXTRON’s guidance.

As declared in the joint statement by the AIXTRON Supervisory and Executive Boards which was published today, both boards recommend AIXTRON shareholders to tender their shares and to accept the takeover offer by Grand Chip Investment. AIXTRON’s works councils welcome the transaction as well. Please refer to the reasoned statement published today which can be downloaded from http://www.aixtron.com/en/investors for more details on the recommendation by both AIXTRON Boards.

Key Share Data

Key Share Data	H1/2016		H1/2015
Germany in EUR, NASDAQ in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	5.46	6.08	6.06	6.74
Period High Price	5.72	6.55	9.38	11.21
Period Low Price	2.95	3.25	5.93	6.67
Number of shares issued (end of period)	112,737,030		112,715,180
Market capitalization (end of period), million EUR, million USD	615.5	685.4	683.1	759.7

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the Executive Board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason

Our registered trademarks: AIXACT®, AIXTRON®, Atomic Level SolutionS®, Close Coupled Showerhead®, CRIUS®, Gas Foil Rotation®, Optacap™, OVPD®, Planetary Reactor®, PVPD®, TriJet®

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in a broad range of innovative applications, technologies and industries. These include LED applications, display technologies, data storage, data transmission, energy management and conversion, communication, signalling and lighting as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its own direct sales organization, but also through appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for the deposition of semiconductor and other complex materials, process engineering, consulting and training, including ongoing customer support and after-sales service. AIXTRON also offers a comprehensive range of peripheral equipment and services.

AIXTRON supplies its customers with both production-scale material deposition systems and small scale systems for Research & Development (“R&D”) or small scale production.

Demand for AIXTRON’s products is driven by increased processing speed, improved efficiency, energy storage and energy efficiency requirements and the necessity to reduce the cost of ownership for current and emerging microelectronic and optoelectronic components. The ability of AIXTRON’s products to precisely deposit thin material films and the ability to control critical surface dimensions in these components, enables manufacturers to improve performance, yield and quality in the fabrication process of advanced microelectronic and optoelectronic devices.

AIXTRON’s product range includes customer-specific systems capable of depositing material films on a diverse range of different substrate sizes and materials.

The deposition technologies for opto and power electronics include Metal-Organic Chemical Vapor Deposition (“MOCVD”) for the deposition of compound materials to produce for instance LEDs, power electronics or other optoelectronic components. For thin film deposition technologies for organic electronics applications including Organic Light Emitting Diodes (“OLED”), AIXTRON offers Polymer Vapor Phase Deposition (“PVPD®”) and Organic Vapor Phase Deposition (“OVPD®”). For thin film encapsulation, AIXTRON offers a Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) technology. PECVD is also being employed for the deposition of complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene). For logic and memory applications, AIXTRON systems are capable of depositing material films on wafers of up to 300mm in diameter for the production of memory chips, by employing technologies such as: Chemical Vapor Deposition (“CVD”) and Atomic Layer Deposition (“ALD”). Additionally, MOCVD technology is applied to deposit compound materials for the development of future logic devices.

The Company’s R&D capability remains of important strategic significance, as it provides for a competitive, leading edge technology portfolio and supports the future business development. Therefore, AIXTRON is committed to investing specifically in research and development projects to not only further pursue the Company’s leading technology position in MOCVD equipment for applications such as LEDs and for the production of wide band gap (WBG) materials for Power Electronics or next generation Logic & Memory applications. AIXTRON also targets to penetrate growth areas in the field of Organic Semiconductors.

Environmental protection and the responsible use of resources are an essential part of AIXTRON’s business strategy. The Company’s engineers work on improving AIXTRON’s systems continuously, both in terms of resource conservation and environmental-friendly design and function. AIXTRON SE’s DIN EN ISO 50001:2011 certified energy management system and the EN ISO 14001:2004 certified environmental management system at AIXTRON, Inc. contribute to the efficient use of energy and the careful use of resources.

2. Macroeconomic and Industry Developments

Macroeconomic developments

Global economic growth remains stagnant. With the positive effect of the reduced oil price phasing out, growth in the advanced economies is uninspiring, increasingly reflecting structural constraints that cannot be resolved by additional monetary or fiscal policy actions. Emerging and developing countries still account for the lion’s share of global growth, albeit at a significantly slower pace than in previous years. The slightly increasing commodity prices are now supporting the growth dynamic in many of these countries. At the end of June, the outcome of the United Kingdom’s withdrawal from the European Union (“Brexit”) vote has become a new risk factor in growth projections and is expected to have an uncertain growth effect overall. The International Monetary Fund (IMF) in its World Economic Outlook Update (published July 19, 2016) has reduced its global growth forecast for 2016 (compared to the April 2016 Outlook) by 0.1 percentage points to 3.1% (2015: 3.1%). While growth in the advanced economies is now projected at 1.8% (2015: 1.9%) the emerging and developing countries are expected to grow by 4.1% (2015: 4.0%).

However, AIXTRON is much more dependent on industry specific cycles and does not expect major impacts of global economic environment on its business development in 2016. Brexit has limited immediate implications to the Company. Management will monitor potential impacts on the Company carefully.

The average exchange rate used by AIXTRON to translate income and expenses denominated in US dollars in the first six months of 2016 was 1.11 USD/EUR (Q1/2016: 1.09 USD/EUR; Q2/2016: 1.13 USD/EUR), which compares to 1.12 USD/EUR in H1/2015. Thus, compared to the same period of the previous year, the average US dollar exchange rate was largely unchanged and had only minimal effects on AIXTRON’s US-Dollar denominated revenues in the course of the first half-year. As of June 30, 2016, the US-Dollar remained stable at 1.11 USD/EUR (June 30, 2015: 1.11 USD/EUR).

Industry developments

According to the market research institute IHS (at the end of February 2016), the market for WBG Gallium nitride (GaN) and Silicon Carbide (SiC) based power management devices is expected to grow from 231 million shipped units in 2015 to 2.0 billion shipped units in 2025. IHS viewed that SiC will account for the majority of WBG shipments power management devices, as SiC adoption could be accelerated by the hybrid and electric vehicle market growth.

IHS (at the mid of March 2016) maintained the forecast of LED-lamps penetration relative to total lamps from 7% in 2015 to 25% in 2020, supported by the increasing availability of attractively priced, quality LED lighting products.

3. Business Performance and Key Developments

Revenues in the first half of 2016 remained at low levels as the manufacturers remained cautious regarding capacity expansions. Orders received have been driven particularly by demand for applications in the area of opto- and power electronics. Total order intake and equipment order backlog both of which increased sequentially in a quarterly comparison support a significantly improving revenue development in the second half of 2016 as expected by Management.

Revenues in Q2/2016 increased to EUR 34.1m compared to the previous quarter (Q1/2016: EUR 21.4m). Due to relatively lower cost of sales compared to revenues, the gross profit increased to EUR 6.9m with an improved gross margin of 20% (Q1/2016: EUR 3.1m; 15%). Operating expenses in Q2/2016 were stable compared to the previous quarter, leading to an improved EBITDA of EUR -8.2m (Q1/2016: EUR -11.7m). The operating result (EBIT) improved to EUR -11.2m with an EBIT margin of -33% (Q1/2016: EUR -14.7m; -69%). The net result amounted to EUR -11.1m (Q1/2016: EUR -15.5m).

Despite higher revenues in the quarter, Free Cashflow in Q2/2016 was EUR -20.7m (Q1/2016: EUR -20.3m) which was mainly due to higher inventories in preparation for stronger planned shipments in the remainder of the year as well as timing effects.

AIXTRON reported cash and cash equivalents (including bank deposits with a maturity of more than 90 days) of EUR 161.3m as of June 30, 2016, which is EUR 48.1m below the EUR 209.4m recorded on December 31, 2015. The difference is mainly attributable to the negative operating result, the payment of the second installment of the agreed return of advance payments to San’an and an agreed milestone payment for the purchase of PlasmaSi (acquired in 2015) in Q1/2016. The Company did not have any bank borrowings.

On May 23, 2016, Fujian Grand Chip Investment Fund LP (“FGC”) announced that AIXTRON SE (“AIXTRON”) and Grand Chip Investment GmbH (“GCI”), a 100% indirect subsidiary of FGC, have entered into a business combination agreement. On July 29, 2016, GCI launched a voluntary public takeover offer to acquire all of the outstanding ordinary shares, including all ordinary shares represented by AIXTRON ADS. Under the terms of the agreement, AIXTRON shareholders will be offered 6.00 Euros in cash per each ordinary share. The transaction values AIXTRON’s equity, including net cash, at approximately 670 million Euros and reflects a 50.7% premium to the three-month volume weighted average share price prior to announcement. The takeover offer is subject to the conditions precedent of, amongst others, a minimum acceptance rate of 60 per cent of the issued AIXTRON Shares, the absence of capital measures of the target company and a material adverse effect and the granting of certain regulatory approvals. In their joint reasoned statement which was published today, AIXTRON Supervisory and Executive Boards have recommended AIXTRON shareholders to accept the offer and tender their shares within the tender period.

4. Results of Operations

4.1. Development of Orders

Equipment Orders	2016	2015	+/-
(in EUR million)	H1	H1		%
Total order intake incl. spares & services	95.5	101.4	-5.9	-6
Equipment order backlog (end of period)	86.2	91.2	-5.0	-5

As a matter of internal policy, the 2016 US dollar based equipment order intake and backlog are recorded at the current 2016 budget exchange rate of 1.10 USD/EUR (2015: 1.25 USD/EUR).

In H1/2016, total order intake including spares & service showed a year-on-year decrease of 6% to EUR 95.5m (H1/2015: EUR 101.4m). Lower demand for silicon applications were not fully offset by rising demand for power electronic and optoelectronic applications. In Q2/2016, total order intake came in at EUR 51.1m improving by 15% sequentially (Q1/2016: EUR 44.4m). This order development is mainly driven by demand for the planetary reactor technology.

The equipment order backlog of EUR 86.2m as at June 30, 2016 was lower than the EUR 91.2m at the same point in time in 2015, and 27% higher than the Q1/2016 backlog of EUR 67.7m. The majority of the backlog is due for shipment in 2016.

As a matter of strict internal policy, AIXTRON follows clear requirements before recording and reporting received equipment orders as order intake and order backlog. These requirements comprise all of the following minimum criteria:

1. the receipt of a firm written purchase order,

2. the receipt of the agreed deposit,

3. accessibility to the required shipping documentation,

4. a customer confirmed agreement on a system specific delivery date.

In addition and reflecting current market conditions, the Company’s Management reserves the right to assess whether the actual realization of each respective system order is sufficiently likely to occur in a timely manner according to Management’s opinion. When Management concludes, that there is sufficient likelihood of realizing revenue on any specific system or that there is an unacceptable degree of risk of not realizing revenue on any specific system, Management will include or exclude the order, or a portion of the order, into or from the recorded order intake and order backlog figures, regardless of compliance with requirements of the points 1-4 above.

4.2. Development of Revenues

During the first six months of 2016, AIXTRON recorded total revenues of EUR 55.5m, a decrease of EUR 25.2m or 31% compared to the same period last year (H1/2015: EUR 80.7m) reflecting lower demand from GaN LED- and Silicon applications, particularly in Q1/2016. Compared to the previous quarter, revenues in Q2/2016 increased to EUR 34.1m (Q1/2016: EUR 21.4m).

Equipment revenues in H1/2016 were EUR 36.6m (H1/2015: EUR 57.9m), representing 66% of the total H1/2016 revenues (H1/2015: 72%). In the second quarter 2016, equipment revenues amounted to EUR 24.7m (Q2/2015: EUR 28.7m; Q1/2016: EUR 11.9m).

The deposition equipment and upgrades bought by AIXTRON’s customers in the first half-year 2016 are predominantly used for optoelectronic applications. The second largest end-market in terms of revenues for AIXTRON equipment in the first half-year of 2016 was equipment used for the silicon industry.

	2016		2015
Revenues by Equipment, Spares &	H1		H1		+/-
Service	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	36.6	66	57.9	72	-21.3	-37
Other revenues (service, spare parts, etc.)	18.8	34	22.8	28	-4.0	-18
Total	55.5	100	80.7	100	-25.2	-31

	2016		2015
	H1		H1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	30.3	55	63.7	79	-33.3	-52
Europe	13.9	25	9.1	11	4.8	53
Americas	11.3	20	7.9	10	3.4	43
Total	55.5	100	80.7	100	-25.2	-31

4.3. Development of Results

	2016		2015
	H1		H1		+/-
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	45.5	82	68.3	85	-22.8	-33
Gross profit	10.0	18	12.4	15	-2.4	-19
Operating costs	35.9	65	39.1	48	-3.2	-8
Selling expenses	5.8	10	6.3	8	-0.5	-8
General and administration expenses	8.3	15	8.5	11	-0.2	-3
Research and development costs	26.0	47	27.6	34	-1.6	-6
Net other operating (income) and expenses	-4.2	-8	-3.3	-4	0.9	27

In a yearly comparison, cost of sales in H1/2016 decreased to EUR 45.5m (82% of revenues) compared to EUR 68.3m (85% of revenues) in H1/2015. The year-on-year improvement is mainly due to lower revenues and partially due to higher AIX R6 qualification costs recorded in H1/2015. The sequential increase in cost of sales was disproportionally lower than the increase in revenues from EUR 18.3m (85% of revenues) in Q1/2016 to EUR 27.2m (80% of revenues) in Q2/2016, which was mainly due to better utilization of production capacities from higher volumes.

Against this background, the Company’s gross profit in H1/2016 was EUR 10.0m (H1/2015: EUR 12.4m), resulting in an improved gross margin of 18.0% (H1/2015: 15%). In a quarterly comparison, the gross profit in Q2/2016 improved sequentially to EUR 6.9m (Q1/2016: EUR 3.1m), due to higher sales volume. Q2/2016 gross margin was 5 percentage points higher than the previous quarter at 20% (Q1/2016: 15%; Q2/2015: 9%).

Operating costs in H1/2016 of EUR 35.9m were 8% lower year-on-year compared to EUR 39.1m in H1/2015. The additional costs from PlasmaSi and the comparative negative currency effect in Q1/2016 were offset by higher productivity, better cost control and a contractual settlement. In a quarterly sequential comparison, operating costs were stable at EUR 18.0m compared to EUR 17.8m in Q1/2016 despite increased revenues in the same period.

The operating cost development was influenced by the following single factors:

Selling expenses in H1/2016 were down 8% year-on-year in absolute terms to EUR 5.8m (H1/2015: 6.3m) and stable relative to revenues at 10% (H1/2015: 8%). Sequentially, selling expenses were flat at EUR 2.9m (Q1/2016: EUR 2.9m). In Q2/2016, selling expenses relative to revenues improved sequentially to 8% (Q1/2016: 14%).

In H1/2016, general and administration expenses were down by 3% year-on-year to EUR 8.3m (H1/2015: EUR 8.5m). In Q2/2016, general and administration expenses increased sequentially to EUR 4.5m (Q1/2016: EUR 3.8m) due to transaction related expenses.

Research and development costs in H1/2016 decreased by 6% year-on-year to EUR 26.0m (H1/2015: EUR 27.6m). Sequentially, R&D costs in Q2/2016 at EUR 12.7m (Q1/2016: EUR 13.3m) were down 5%, which was mainly reflecting the timing of the R&D project spending.

Recent examples of R&D activities are the “PeroBOOST” project investigates the development of solar cells from perovskites and the “HEA2D” project to investigate the production, qualities, and applications of 2D nanomaterials. In a three-year “PeroBOOST” project, AIXTRON collaborates with a consortium of research institutions with aims to develop the basis for innovative and efficient solar cells utilizing the recently discovered superb properties of organo-perovskite materials. In addition to being expected to involve lower costs, this technology also opens up a variety of novel future applications due to its manufacturability on flexible substrates. The joint project HEA2D with five partners is now researching various deposition processes for 2D materials, processes for transfer onto plastic foils, and mass integration into plastics components. When integrated into mass production processes, 2D materials have the potential to create integrated and systematic product and production solutions that are sustainable in social, economic, and ecological terms. One focus of AIXTRON’s subproject involves researching processes and systems technology for the deposition of optically active 2D semiconductor materials such as molybdenum tungsten (Mo, W), selenium sulfur (Se, S), and graphene.

	2016	2015
Key R&D Information	H1	H1	+/-
R&D expenses (million EUR)	26.0	27.6	-6%
R&D expenses, % of sales	47	34
R&D employees (period average)	254	271	-6%
R&D employees, % of total headcount (period average)	35	35

Net other operating income and expenses in the first half-year of 2016 resulted in an income of EUR 4.2m (H1/2015: EUR 3.3m income). In Q2/2016, net other operating income and expenses were virtually stable sequentially at EUR 2.0m income compared to  EUR 2.2m in Q1/2016.

EUR 1.2m of R&D grants received in H1/2016 (H1/2015: EUR 0.7m; Q2/2016: EUR 0.4m; Q1/2016: EUR 0.8m), were recorded as other operating income.

The EBITDA in the first half-year 2016 has improved compared to the previous year (H1/2016: EUR -20.0m; H1/2015: EUR -21.8m) and sequentially (Q2/2016: EUR -8.2m; Q1/2016: EUR -11.7m) as a consequence of above-mentioned effects.

The operating result (EBIT) improved in a year-on-year comparison from EUR -26.7m in H1/2015 to EUR -25.9m in H1/2016. Compared to the previous quarter, the operating result in Q2/2016 improved to EUR -11.2m (Q1/2016: EUR -14.7m).

Due to the above-mentioned developments, result before taxes improved from EUR -26.2m in H1/2015 to EUR -25.6m in H1/2016. The result before taxes in H1/2016 includes a net finance income of EUR 0.2m (H1/2015: EUR 0.5m; Q2/2016: EUR 0.1m; Q1/2016: EUR 0.1m). In Q2/2016, the result before taxes was EUR -11.0m (Q1/2016: EUR -14.6m).

In H1/2016, AIXTRON recorded a country specific tax expense of EUR 1.0m (H1/2015: EUR 1.3m tax expense; Q2/2016: EUR 0.1m tax expense; Q1/2016: EUR 0.9m tax expense).

The Company’s net result improved year-on-year from EUR -27.6m in H1/2015 to EUR -26.6m in H1/2016. In Q2/2016, the net result amounted to EUR -11.1m (Q1/2016: EUR -15.5m).

5. Financial Position and Net Assets

The Company did not have any bank borrowings as of June 30, 2016 or December 31, 2015.

Total equity as of June 30, 2016 decreased by EUR 31.3m to EUR 365.2m compared to December 31, 2015 mainly due to the period’s net loss. The equity ratio at 85% as of June 30, 2016, was stable compared to 82% as of December 31, 2015, mainly due to the lower balance sheet total.

The AIXTRON Group’s capital expenditures for the first six months of 2016 amounted to EUR 1.7m (H1/2015: EUR 7.4m), of which EUR 1.4m (H1/2015: EUR 7.0m) related to property, plant and equipment (including testing and laboratory equipment).

Cash and cash equivalents (including cash deposits with a maturity of more than 90 days) decreased to EUR 161.3m (EUR 100.9m + EUR 60.4m cash deposits) as of June 30, 2016. Compared to EUR 209.4m (EUR 116.3m + EUR 93.1m cash deposits) as of December 31, 2015, the difference is mainly attributable to the negative operating result, the payment of the second installment of the agreed return of advance payments to San’an and an agreed milestone payment of EUR 4.1m for the purchase of PlasmaSi (acquired in 2015) in Q1/2016.

The value of property, plant and equipment was lower at EUR 77.2m as of June 30, 2016 (EUR 81.3m as of December 31, 2015) mainly due to lower capital expenditures compared to the regular depreciation in the first six months of 2016.

The value of goodwill was at EUR 74.4m as per June 30, 2016 slightly lower than the EUR 75.9m as per December 31, 2015. The difference was related to exchange rate fluctuations. There were no impairments in the first half-year of 2016.

Inventories, including raw materials, unfinished and finished goods, increased to EUR 78.2m as per June 30, 2016, compared to EUR 70.8m as of December 31, 2015, mainly reflecting the expected stronger H2/2016 sales. The carrying value of unsold AIX R6 inventories and outstanding supplier commitments totals EUR 18.3m (EUR 20.6m as of December 31, 2015).

Advance payments from customers increased by EUR 5.5m to EUR 29.5m as of June 30, 2016 compared to EUR 24.0m as of December 31, 2015, reflecting the higher order backlog.

Trade receivables were at EUR 22.2m as of June 30, 2016 (December 31, 2015: EUR 26.0m).

Provisions (including non-current and current provisions) were down EUR 4.6m from EUR 21.5m as of December 31, 2015 to EUR 16.9m as of June 30, 2016 because of lower sales related accruals and provisions for the first six months of 2016.

Other current liabilities were down from EUR 25.0m as of December 31, 2015 to EUR 3.6m as of June 30, 2016, reflecting the above-mentioned repayment to San’an as well as the payment related to the acquisition of PlasmaSi, Inc. in Q1/2016.

6. Opportunities and Risks

AIXTRON expects the following market trends and opportunities in the relevant end user markets could possibly have a positive effect on future business:

Short Term

•                  Further increasing adoption of LEDs for Solid State Lighting.

•                  Increasing demand of optoelectronic components for tele- and data communication applications.

•                  Increased emergence of wide band gap GaN or SiC based devices for energy efficient power management applications.

•                  Development of next generation NAND and DRAM memory devices.

•                  Further progress in the development of GaN-on-Silicon LEDs and Wafer Level Packaging.

Mid- to Long-Term

•                  Development of new wide-band-gap applications such as RF and System-on-Chip with integrated power management.

•                  Progress in the development of large area OLED devices requiring efficient deposition technologies.

•                  Progress in the development of flexible and rigid OLED devices requiring thin-film encapsulation.

•                  Increased development activity for specialized compound solar cell applications.

•                  Increasing requirements for High-k and interconnect components, implying a new approach to production technologies.

•                  Progress in the development of future logic chips applying wide band gap and high electron mobility materials (III-V-on-Silicon).

•                  Development of applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of alternative LED applications such as Visual Light Communication technology.

AIXTRON is exposed to a series of risks, which are described in detail in the “Risk Report” of the Annual Report 2015 and in the section “Risk Factors” in AIXTRON’s 2015 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on February 23, 2016. The Company’s most recent Annual Report and the 20-F Report are both available on the Company’s website at www.aixtron.com (sections “Investors/Financial Reports” and “Investors/US-Listings”), the 20-F Report being additionally available on the SEC website at www.sec.gov/filings.

During the first six months of 2016, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2015 Annual Report/20-F Report referred to above.

7. Outlook

Despite the fact that the first half 2016 revenues were 31% weaker compared to the first six months of 2015, Management expects stronger revenues in the second half of 2016 compared to the first half. Total order intake in Q2/2016 as well as equipment backlog were up compared to the previous quarter, supporting Management’s expectation of revenue growth for the remainder of 2016.

Consequently, Management reiterates the full year 2016 revenue guidance given in February 2016.

Based on the assessment on AIXTRON’s current order situation, including current risks and opportunities as well as on the internal budget rate of USD/EUR 1.10, Management expects for fiscal year 2016 to achieve revenues between EUR 170 and 200 million. Total 2016 order intake is expected to be in a range between EUR 180 and 200 million.

Based on the internal budget rate of USD/EUR 1.10 and depending on the successful completion of qualification processes, market entry efforts as well as the achievement of revenues at the high end of the guidance range, Management expects to achieve another improvement of results in 2016. Before transaction related impacts, EBITDA, EBIT, net result and free cash flow are expected to improve slightly compared to 2015 but to remain negative for the full year 2016.

Due to uncertainties in terms of investment requirements for certain product groups, potential restructuring costs or consequences from the transaction, Management will review EBITDA development for 2017.

Further details on the outlook can be found in the chapter “Report on Expected Developments” of the Annual Report 2015 which is publicly available for download on the Company’s website at http://www.aixtron.com/en/investors/financial-reports/.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	H1/2016	H1/2015	+/-
Revenues	55,486	80,663	-25,177
Cost of sales	45,492	68,270	-22,778
Gross profit	9,994	12,393	-2,399

Selling expenses	5,797	6,257	-460
General administration expenses	8,268	8,514	-246
Research and development costs	26,007	27,565	-1,558
Other operating income	5,105	4,414	691
Other operating expenses	904	1,151	-247
Operating result	-25,877	-26,680	803

Finance Income	255	456	-201
Finance Expense	0	0	0
Net Finance Income	255	456	-201
Result before taxes	-25,622	-26,224	602

Taxes on income	1,004	1,341	-337
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	-26,626	-27,565	939

Basic earnings per share (EUR)	-0.23	-0.25	0.02
Diluted earnings per share (EUR)	-0.23	-0.25	0.02

* unaudited

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	H1/2016	H1/2015	+/-
Profit or Loss	-26,626	-27,565	939

Currency translation adjustment	-5,199	9,992	-15,191
Other comprehensive income	-5,199	9,992	-15,191
Total comprehensive income attributable to equity holders of AIXTRON SE	-31,825	-17,573	-14,252

* unaudited

3. Consolidated Statement of Financial Position*

in EUR thousands	30-06-16	31-12-15
Assets
Property, plant and equipment	77,235	81,332
Goodwill	74,382	75,902
Other intangible assets	5,820	6,392
Other non-current assets	644	630
Deferred tax assets	2,851	3,242
Tax assets	59	59
Total non-current assets	160,991	167,557
Inventories	78,211	70,817
Trade receivables less allowance kEUR 2,219 (2015: kEUR 2,410)	22,153	25,956
Current tax receivables	1,981	2,538
Other current assets	5,904	5,691
Other financial assets	60,403	93,089
Cash and cash equivalents	100,933	116,305
Total current assets	269,585	314,396
Total assets	430,576	481,953

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 111,598,458 (2015: 111,581,783)	111,598	111,582
Additional paid-in capital	373,127	372,636
Retained earnings	-126,588	-99,962
Income and expenses recognised in equity	7,050	12,249
Total shareholders’ equity	365,187	396,505
Other non-current liabilities	1,741	2,294
Other non-current accruals and provisions	1,175	1,305
Total non-current liabilities	2,916	3,599
Trade payables	11,021	9,814
Advance payments from customers	29,519	24,011
Other current provisions	15,731	20,182
Other current liabilities	3,592	24,968
Current tax liabilities	2,610	2,874
Total current liabilities	62,473	81,849
Total liabilities	65,389	85,448
Total liabilities and shareholders’ equity	430,576	481,953

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	H1/2016	H1/2015	+/-
Cash flow from operating activities
Net income for the period (after taxes)	-26,626	-27,565	939
Reconciliation between profit and cash flow from operating activities
Expense from share-based payments	446	614	-168
Depreciation and amortization expense	5,924	4,924	1,000
Net result from disposal of property, plant and equipment	-6	103	-109
Deferred income taxes	414	163	251

Change in
Inventories	-8,055	-2,002	-6,053
Trade receivables	3,582	4,440	-858
Other assets	-31	-565	534
Trade payables	1,356	-4,956	6,312
Provisions and other liabilities	-21,629	-8,592	-13,037
Non-current liabilities	-648	-49	-599
Advance payments from customers	6,005	27,103	-21,098
Cash flow from operating activities	-39,268	-6,382	-32,886

Cash flow from investing activities
Cash flow from acquisitions	-4,183	-6,214	2,031
Capital expenditures in property, plant and equipment	-1,465	-7,003	5,538
Capital expenditures in intangible assets	-282	-371	89
Proceeds from disposal of fixed assets	9	33	-24
Bank deposits with a maturity of more than 90 days	32,360	22,488	9,872
Cash flow from investing activities	26,439	8,933	17,506

Cash flow from financing activities
Own shares acquired	0	-250	250
Proceeds from issue of equity shares	64	60	4
Cash flow from financing activities	64	-190	254

Effect of changes in exchange rates on cash and cash equivalents	-2,607	5,184	-7,791
Net change in cash and cash equivalents	-15,372	7,545	-22,917
Cash and cash equivalents at the beginning of the period	116,305	116,580	-275
Cash and cash equivalents at the end of the period	100,933	124,125	-23,192

Interest received	365	585	-220
Income taxes paid	-627	-1,150	523
Income taxes received	224	81	143

* unaudited

5. Consolidated Statement of Changes in Equity*

			Income and expenses recognised directly in equity		Shareholders’ equity
	Subscribed capital under	Additional paid-in-	Currency	Retained Earnings/ Accumulated	attributable to the owners of AIXTRON SE
	IFRS	capital	translation	deficit	Total
Balance at January 1, 2016	111,582	372,636	12,249	-99,962	396,505
Share based payments		444			444
Transactions with shareholders
Own shares acquired					0
New shares issued	16	47			63
Net income for the period				-26,626	-26,626
Other comprehensive income			-5,199		-5,199
Total comprehensive income			-5,199	-26,626	-31,825
Balance at June 30, 2016	111,598	373,127	7,050	-126,588	365,187

			Income and expenses recognised directly in equity		Shareholders’ equity
	Subscribed capital under	Additional paid-in-	Currency	Retained Earnings/ Accumulated	attributable to the owners of AIXTRON SE
	IFRS	capital	translation	deficit	Total
Balance at January 1, 2015	111,591	371,781	3,132	-70,802	415,702
Share based payments		617			617
Transactions with shareholders
Own shares acquired	-35	-215			-250
New shares issued	15	45			60
Net income for the period				-27,565	-27,565
Other comprehensive income			9,992		9,992
Total comprehensive income			9,992	-27,565	-17,573
Balance at June 30, 2015	111,571	372,228	13,124	-98,367	398,556

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB*, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON China Ltd., Shanghai (PR of China); AIXTRON KK, Tokyo (Japan); AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan) and Genus Trust, Sunnyvale (USA).

Due to rounding, numbers presented throughout this report may not add up precisely to the totals indicated and percentages may not precisely reflect the absolute figures for the same reason.

As in previous years, the consolidated interim financial report was not audited according to §317 HGB or reviewed by a certified auditor.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	Americas	Group
Revenues realized with third parties	H1/2016	30,299	13,899	11,288	55,486
	H1/2015	63,648	9,149	7,866	80,663
Segment assets (property, plant and equipment)	30/06/16	2,857	67,216	7,162	77,235
	31/12/15	3,207	70,536	7,589	81,332

3. Stock Option Plans

As of June 30, 2016, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares. The status of these options developed as follows:

AIXTRON ordinary shares	Jun 30, 2016	Exercised	Expired/Forfeited	Allocation	Dec 31, 2015
Stock options	2,514,265	16,675	360,875	0	2,891,815
Underlying shares	2,514,265	16,675	360,875	0	2,891,815

4. Employees

The total number of employees decreased from 759 on June 30, 2015 to 724 persons on June 30, 2016.

	2016		2015		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	122	17	138	18	-16	-12
Europe	468	65	495	65	-27	-5
USA	134	18	126	17	8	6
Total	724	100	759	100	-35	-5

	2016		2015		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales	58	8	63	8	-5	-9
Research and Development	249	34	261	34	-12	-5
Manufacturing and Service	320	44	332	44	-12	-3
Administration	97	14	103	14	-6	-6
Total	724	100	759	100	-35	-5

5. Management

As compared to December 31, 2015, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2016. All Supervisory Board members were re-elected during the Annual General Meeting on May 25, 2016.

6. Related Party Transactions

During the reporting period, AIXTRON did not initiate or conclude any material transactions with related parties.

7. Litigation

AIXTRON has been named as a defendant in a putative class action commenced in the United States District Court for the Southern District of New York as described in detail in the “Report on Post-Balance Sheet Date Events” of the Annual Report 2015 and in the section “Legal Proceedings” of AIXTRON’s 20-F Report for fiscal year 2015.

On August 5, 2016, AIXTRON filed a motion to dismiss the complaint for failure to state a claim upon which relief can be granted.

AIXTRON disputes the allegations and intends to contest the allegations vigorously.

8. PlasmaSi, Inc.

On April 1st, 2015, the Group acquired 100% of the voting equity interests of PlasmaSi, Inc. (USA), obtaining control of the company. During the first quarter of 2016, AIXTRON paid the outstanding contingent consideration of EUR 4,183k to the former shareholders of PlasmaSi, Inc.

9. Post-Balance Sheet Date Events

There were no known business events after June 30, 2016 with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets at June 30, 2016.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2016 give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the interim management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group for the remaining months of the financial year.

Herzogenrath, August 11, 2016

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

Date: August 11, 2016
	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Chairman, President and
Chief Executive Officer

	By	/s/ MARTIN GOETZELER
	Name:	Martin Goetzeler
	Title:	Acting Chief Financial Officer